                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


               QUARTERLY REPORT FOR PERIOD ENDED JANUARY 31, 2002


                            Achieva Development Corp.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)


     905 West Pender Street, Suite B01, Vancouver, British Columbia V6C 3L6
     ----------------------------------------------------------------------
                    (Address of principal executive offices)





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                          Form 20-F  x   Form 40-F
                                    ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes      No  x
                                    ---     ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ACHIEVA DEVELOPMENT CORP.

                                            By       /s/ James Bryce
                                              ----------------------------------
                                              James Bryce, President, Chief
                                              Executive Officer and Director

Date: December 11, 2002





                                      INDEX

                                                                               Page
                                                                               ----
Quarterly Report for the period ended January 31, 2002                          F-1

Financial Statements for the period ended January 31, 2002                      F-3

                            ACHIEVA DEVELOPMENT CORP.

                                QUARTERLY REPORT

                                JANUARY 31, 2002



SCHEDULE A:  FINANCIAL INFORMATION

         See attached financial statements


SCHEDULE B:  SUPPLEMENTARY INFORMATION

1.       See attached statements

         There have been no transactions with related parties during the period.

2.       a)   No securities issued during the period:

         b)   No stock options were issued during the period.

3.       a)   Authorized Capital

                 100,000,000 Common voting shares, no par value
                 100,000,000 Class A preference non-voting shares, par value $10 each
                 100,000,000 Class B preference non-voting shares, par value $50 each

                                                                       Number of
                                                                         Shares            Amount
                                                                      -----------        -----------
              Issued Capital
                  Issued for cash                                      13,141,655        $ 3,010,136
                  Issued for services                                      42,858             45,000
                  Issued to settle debt                                   294,267            192,007
                  Issued in connection with proposed corporate
                     acquisition                                           14,285             35,000
                  Issued for mineral property                             514,285            168,000
                                                                      -----------        -----------

                                                                       14,007,350        $ 3,450,143
                                                                      ===========        ===========


         b)   See Notes 6(c) and 6(e) to the attached financial statements.

         c)   See Note 6(d) to the attached financial statements.

         d)   List of Directors and Officers:

              James Bryce, President
              George Anagnost, Secretary
              Raymond Roland

                            ACHIEVA DEVELOPMENT CORP.

                                QUARTERLY REPORT

                                JANUARY 31, 2002



SCHEDULE C:       MANAGEMENT DISCUSSION

1. The Company is a natural resource company engaged in the exploration of grass roots mineral properties. At present, the Company does not have an exploration prospect, however, they continue to evaluate prospective opportunities.

2. During March and April 2001, the Company provided two bridge loans in the aggregate amount of US$150,000 to LineShark Communications, Inc. ("LineShark"), a Delaware corporation which provides internet and wireless communications services in South Florida, to fund LineShark's operations pending completion of a private placement equity financing by LineShark, with the repayment of the notes stated as a use of proceeds from the offering. US$100,000 was loaned in March, US$50,000 was loaned in April, and the Company was issued promissory notes from LineShark for the amounts due. Each note has a three month term, earns interest at 10% per annum, payable in arrears at maturity, and 18% per annum on any unpaid balance of interest and principal upon default. Repayment of the notes was guaranteed by a non-affiliated third party on behalf of LineShark. Due to weakness in the telecommunications sector, LineShark subsequently withdrew its private placement without selling any securities. The notes have matured and LineShark is in default on the notes.

     On August 6, 2001, LineShark, as a debtor in possession, filed a voluntary petition for Chapter 11 (reorganization) protection in the United States Bankruptcy Court, Middle District of Florida, Tampa Division (Case No. 01-14662-8C1). The Company has negotiated a payment plan with the guarantor, and amounts due and owing are being paid to the Company on a monthly basis, commencing on November 15, 2001. The Company has received the required payments for the first quarter in the form of 236,026 common shares of IDMedical.com Inc.

3. The Company maintains strict control of operating expenses. The most significant change from the prior period is the reduction in professional fees as the Form 20F filing was completed in the prior year. In addition, the Company moved its office and has a period of free rent.

4. There were no issuances of shares or other financing activities during the period. Working capital of $743,869 at January 31, 2002 leaves the Company well equipped to handle its operating and other needs.

5. There were no investor relations activities undertaken by or on behalf of the Company during the period except for dissemination of press releases and exploration updates to the media, interested shareholders, investors, and brokers. No investor relations arrangements or other contracts were entered into during the period.

                            ACHIEVA DEVELOPMENT CORP.


                              FINANCIAL STATEMENTS


                                JANUARY 31, 2002
                       (UNAUDITED - SEE NOTICE TO READER)

                                     [MORGAN COMPANY CHARTERED ACCOUNTANTS LOGO]








                                NOTICE TO READER




We have compiled the balance sheet of Achieva Development Corp. as at January 31, 2002 and the statements of operations and deficit, and cash flows for the three months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.




Vancouver, B.C.                                          "Morgan & Company"

April 2, 2002                                              Chartered Accountants








Tel: (604) 687-5841                MEMBER OF                    P.O. Box 10007 Pacific Center
Fax: (604) 687-0075                  ACPA                Suite 1488 - 700 West Georgia Street
www.morgan-cas.com               INTERNATIONAL                        Vancouver, B.C. V7Y 1A1

                            ACHIEVA DEVELOPMENT CORP.

                                  BALANCE SHEET
                       (UNAUDITED - SEE NOTICE TO READER)



-------------------------------------------------------------------------------------------------------------------
                                                                                     JANUARY 31          OCTOBER 31
                                                                                        2002                2001
-------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT
     Cash and cash equivalents                                                      $   501,456         $   507,737
     Goods and Services Tax recoverable                                                     342                 171
     Prepaid expenses                                                                       170                 228
     Loans receivable and accrued interest (Note 4)                                     171,070             237,562
     Marketable securities (Note 3)                                                      97,605                --
                                                                                    -------------------------------
                                                                                        770,643             745,698

OFFICE FURNITURE, at cost less accumulated depreciation                                   1,368               1,455
INVESTMENTS (Note 4)                                                                     20,408              29,097
LOANS RECEIVABLE AND ACCRUED INTEREST (Note 5)                                             --                21,597
                                                                                    -------------------------------

                                                                                    $   792,419         $   797,847
===================================================================================================================

LIABILITIES

CURRENT
     Accounts and advances payable                                                  $    26,774         $    30,961
                                                                                    -------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)                                                                3,450,143           3,450,143

DEFICIT                                                                              (2,684,498)         (2,683,257)
                                                                                    -------------------------------
                                                                                        765,645             766,886
                                                                                    -------------------------------

                                                                                    $   792,419         $   797,847
===================================================================================================================

                            ACHIEVA DEVELOPMENT CORP.

                       STATEMENT OF OPERATIONS AND DEFICIT
                       (UNAUDITED - SEE NOTICE TO READER)



---------------------------------------------------------------------------------------------------------------------
                                                                                           THREE MONTHS ENDED
                                                                                               JANUARY 31
                                                                                        2002                 2001
---------------------------------------------------------------------------------------------------------------------
INTEREST INCOME                                                                     $     12,247         $      7,152
                                                                                    ---------------------------------

EXPENSES
     Depreciation                                                                             87                  116
     Interest and foreign exchange                                                           548                7,268
     Office supplies, printing and sundry                                                     13                1,637
     Professional fees                                                                     1,335               37,589
     Regulatory authorities and transfer agent                                             1,590                1,884
     Rent                                                                                   --                  3,600
     Telephone                                                                               744                  565
     Travel and entertainment                                                                482                 --
                                                                                    ---------------------------------
                                                                                           4,799               52,659
                                                                                    ---------------------------------

INCOME (LOSS) BEFORE THE FOLLOWING                                                         7,448              (45,507)

WRITE DOWN OF INVESTMENTS                                                                 (8,689)                --
                                                                                    ---------------------------------

LOSS FOR THE PERIOD                                                                       (1,241)             (45,507)

DEFICIT, BEGINNING OF PERIOD                                                          (2,683,257)          (2,492,973)
                                                                                    ---------------------------------

DEFICIT, END OF PERIOD                                                              $ (2,684,498)        $ (2,538,480)
=====================================================================================================================


LOSS PER SHARE                                                                      $      (0.01)        $      (0.01)
=====================================================================================================================


WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                                         14,007,350           14,007,350
=====================================================================================================================

                            ACHIEVA DEVELOPMENT CORP.

                             STATEMENT OF CASH FLOWS
                       (UNAUDITED - SEE NOTICE TO READER)


---------------------------------------------------------------------------------------
                                                                THREE MONTHS ENDED
                                                                    JANUARY 31
                                                               2002             2001
---------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Loss for the period                                    $  (1,241)        $ (45,507)
     Adjustments for:
         Depreciation                                              87               116
         Write down of investments                              8,689              --
                                                            ---------------------------
                                                                7,535           (45,391)

     Changes in non-cash working capital
         (Increase) Decrease in receivables                      (171)              482
         (Increase) Decrease in prepaid expenses                   58              --
         Increase (Decrease) in accounts payable               (4,187)           37,462
                                                            ---------------------------
CASH FLOWS FROM OPERATING ACTIVITIES                            3,235            (7,447)
                                                            ---------------------------

CASH FLOWS FROM  INVESTING ACTIVITIES
     Marketable securities                                    (97,605)             --
     Loan receivable and accrued interest                      88,089              --
     Exploration expenditures                                    --              (3,445)
                                                            ---------------------------
CASH FLOWS FROM INVESTING ACTIVITIES                           (9,516)           (3,445)
                                                            ---------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS           (6,281)          (10,892)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                507,737           786,574
                                                            ---------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                    $ 501,456         $ 775,682
=======================================================================================

                            ACHIEVA DEVELOPMENT CORP.

                          NOTES TO FINANCIAL STATEMENTS

                                JANUARY 31, 2002
                       (UNAUDITED - SEE NOTICE TO READER)

1.   BASIS OF PRESENTATION

     The interim financial statements of Achieva Development Corp. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended October 31, 2001, except as described below. The disclosures included below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended October 31, 2001.


2.   SIGNIFICANT ACCOUNTING POLICIES

     a)  Cash Equivalents

         The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

     b)  Marketable Securities

         The Company records marketable securities at the lower of cost or market value.

     c)  Depreciation

         Office furniture is depreciated at the rate of 20% on the declining balance basis.

     d)  Investments

         The Company records portfolio investments at cost. The cost of portfolio investments is written down to market value when a decline in value is other than temporary.

     e)  Mineral Property and Related Exploration Expenditures

         The Company defers all direct expenditures on properties and areas in which it is interested. At such time as the Company loses or abandons title or its interest in any property, the accumulated expenditure on such property is charged to operations. If any property reaches commercial production applicable deferred expenditures will be amortized against related production revenues on the unit of production method based on the property's estimated reserves. The amounts shown for mineral properties represent costs to date and do not necessarily represent present or future values.

                            ACHIEVA DEVELOPMENT CORP.

                          NOTES TO FINANCIAL STATEMENTS

                                JANUARY 31, 2002
                       (UNAUDITED - SEE NOTICE TO READER)



2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     f)  Stock Based Compensation

         Employee and director stock options granted by the Company are not recognized in the accounts until exercised, and then are recorded only as a credit to share capital to the extent of the exercise price. No remuneration expense is recorded by the Company on the excess, if any, of the trading price of the stock over the exercise price.

     g)  Future Income Taxes

         The Company has adopted the new requirements of the CICA Handbook,
         Section 3465, whereby unused tax losses, income tax reductions and deductible temporary differences are only recognized as a future income tax benefit to the extent that these amounts will be more than likely realized.

     h)  Use of Estimates

         The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimate as additional information become available in the future.

     i)  Financial Instruments

         The Company's financial instruments consist of cash, accounts receivable, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

     j)  Loss per Share

         Loss per share is based on the weighted average number of shares outstanding during the period. Diluted loss per share is not presented as the impact of the exercise of stock options is anti-dilutive.

                            ACHIEVA DEVELOPMENT CORP.

                          NOTES TO FINANCIAL STATEMENTS

                                JANUARY 31, 2002
                       (UNAUDITED - SEE NOTICE TO READER)



3.   MARKETABLE SECURITIES

                                                                                      JANUARY 31      OCTOBER 31
                                                                                         2002            2001
                                                                                      --------------------------
    IDMedical.com Inc., 236,026 common shares at January 31, 2002 with a market
      value of $156,627                                                                $ 97,605        $    --
                                                                                       =========================


4.   INVESTMENTS

                                                                                      JANUARY 31      OCTOBER 31
                                                                                         2002            2001
                                                                                      --------------------------
    a) South American Minerals Inc., 90,000 common shares with a market value at
        January 31, 2002 of $12,600, and $28,597 at October 31, 2001                   $ 19,908         $ 28,597

    b) Luminex Ventures Inc., 50,000 common shares with a market value at January
        31, 2002 of $1,500, and $500 at October 31, 2001                                    500              500
                                                                                       -------------------------

                                                                                       $ 20,408         $ 29,097
                                                                                       =========================


5.   LOANS RECEIVABLE AND ACCRUED INTEREST

     Loans receivable, including interest at 18% per annum, are repayable in cash or marketable securities in twelve installments commencing November 15, 2001.

                                                                                      JANUARY 31      OCTOBER 31
                                                                                         2002            2001
                                                                                      --------------------------
    Loans and accrued interest outstanding                                             $171,070         $259,159
     Deduct:  Current portion                                                           171,070          237,562
                                                                                       -------------------------

                                                                                       $   --           $ 21,597
                                                                                       =========================


     The outstanding balance is secured by marketable securities with a market value of $113,100 at January 31, 2002.

                            ACHIEVA DEVELOPMENT CORP.

                          NOTES TO FINANCIAL STATEMENTS

                                JANUARY 31, 2002
                       (UNAUDITED - SEE NOTICE TO READER)



6.   SHARE CAPITAL

     a)  Authorized
                100,000,000 Common voting shares, no par value
                100,000,000 Class A preference non-voting shares, par value $10 each 100,000,000 Class B preference non-voting shares, par value $50 each

     b)  Issued

                                                                                       NUMBER
                                                                                     OF SHARES            AMOUNT
                                                                                    -------------------------------
        Balance, January 31, 2002 and October 31, 2001                               14,007,350         $ 3,450,143
                                                                                    ===============================


     c) Of the issued shares, 140,626 are held in escrow subject to approval for release by the regulatory authorities.

     d) As at January 31, 2002, the Company had outstanding incentive stock options for the purchase of up to 447,000 shares at $0.26 per share to July 16, 2003.